

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

September 23, 2010

Denise L. Ramos
Chief Financial Officer
ITT Corporation
1133 Westchester Avenue
White Plains, NY 10604

      Re: ITT Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 1, 2010
              File No. 001-05672

Dear Ms. Ramos:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Jeffrey Jaramillo
                  Accounting Branch Chief